Mail Stop 6010
Via Facsimile and U.S. Mail

May 11, 2007

Mr. Jeffrey W. Henderson
Chief Financial Officer
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, OH 43017

      Re: **Cardinal Health, Inc.**
             Form 10-K for the year ended June 30, 2005
             File No. 1-11373

Dear Mr. Henderson:

We have reviewed your May 3, 2007 draft of proposed revisions to your Form 10-K for the year ended June 30, 2006 in response to our March 8, 2007 conference call with company representatives and have the following comments.

"Proposed changes to the first and second paragraphs on page 38 of the FY06 Form 10-K"

1. Regarding your disclosure in second paragraph:

    -   We understand from your previous responses that some expenses such as "cost of the product" purchased from suppliers are tracked separately for bulk and non-bulk and therefore do not require an allocation. Please clarify the first sentence where you say that your systems "do not track segment expenses separately for bulk and non-bulk" to describe those expenses that did not require allocation.

    -   Describe the nature of each category of segment expenses that were allocated and the method you used to allocate between bulk and non-bulk.

    -   Refer to the sentence "Because of the uncertainty inherent in such estimates and allocations…" As we discussed in our May 8, 2007 telephone conference, because the terms segment profit and bulk and non-bulk customers are defined by Cardinal, it does not appear appropriate to include this sentence.   We reemphasize that we are relying on management to determine the most appropriate way to discuss and analyze costs associated with bulk and non-bulk revenues and note that other alternative presentations are possible. If Cardinal management does not believe that the presentation of segment profit bulk and non-bulk proposed in your May 4, 2007 letter is materially correct, we would expect management to propose an alternative presentation.

- Present the quantified information that you propose for each financial statement year covered by your MD&A. Discuss the reasons for both the changes in the dollar amounts and as a percentage of revenue from year to year. Refer to comment 4 below for our thoughts on the content of your discussion of these changes from year to year.

2. Please clarify in the fourth sentence of the third paragraph beginning "Distribution service agreements…" to indicate whether each of the items listed relates to a cost of products sold and to clarify why each is "lower as a percentage of revenue" for bulk customers.

3. Please clarify to what "Healthcare Supply Chain Services – Pharmaceutical" in the fourth paragraph refers.

"Proposed changes to first through third full paragraphs on page 43 of FY06 Form 10-K"

4. The following comment was included as comment number 4 in our October 16, 2006 letter:

"We also have the following observations concerning your results of operations discussion in the MD&A of your June 30, 2006 Form 10-K. Without regard to your disclosures about revenue from bulk customers, revise your results of operations discussion:

- To explain changes in each line item from your consolidated statement of earnings. It appears that you have not discussed consolidated cost of products sold and gross margin.
- To quantify each factor that you attribute to a change in a line item when you attribute more than one reason for the change. By way of example, on page 43 in your explanation of PDPS operating earnings where you say that "operating earnings benefited from the following," you should quantify the affect that each of the five bullets listed had.
- To identify and quantify the underlying causes of the intermediate effects you describe. For example, in the example in the previous bullet, explain what caused strong earnings from generic products."

We continue to believe that this comment applies throughout your MD&A of your June 30, 2006 Form 10-K as originally filed as well as to the May 3, 2007 draft of proposed revisions. In addition, your results of operations discussion should be revised to discuss with specificity the reasonably likely expected future effects of the underlying causes for each change, including explicitly identifying any known trends, events, demands, commitments or uncertainties.   We highly encourage you, in your re-drafting of MD&A, to closely consider the guidance in Interpretive Release 33-8350 effective December 29, 2003 particularly sections III.B.3. and 4. regarding focus on a)material trends and uncertainties and b)analysis.

*   *   *   *

As appropriate, please amend your June 30, 2006 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish via EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments. Other than as it relates to the issues addressed in this letter, we have not reviewed your June 30, 2006 Form 10-K.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant